SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 14, 2017

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information contained in this report on Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purpose of being and hereby are incorporated by reference into and as part of the Registration Statement on Form F-10 (File No. 333-209068), the Registration Statement on Form F-3 (File No. 333-215151) and the Registration Statement on Form S-8 (File No. 333-215148), each filed by the registrant under the Securities Act of 1933, as amended, and into each prospectus outstanding thereunder.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: June 14, 2017	By: /s/ Vito Culmone
Name: Vito Culmone
Title: Executive Vice President and Chief Financial Officer Shaw Communications Inc.

EXHIBIT INDEX

Exhibit No.	Description

99	SCIMaterialChangeReport

2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Shaw Communications Inc.

630 – 3rd Avenue S.W., Suite 900

Calgary, Alberta T2P 4L4

2.	Date of Material Change

June 12, 2017

3.	News Release

Three news releases were issued by Shaw Communications Inc. (“Shaw”) and disseminated through Marketwired on June 13, 2017.

4.	Summary of Material Change

ViaWest Transaction

On June 12, 2017, Shaw entered into a share purchase agreement (“SPA”) with GI Partners portfolio company Peak 10 Holding Corporation (“Peak 10”) to sell 100% of its wholly owned subsidiary, ViaWest, Inc. (“ViaWest”) for approximately C$2.3 billion (US$1.675 billion).

Spectrum Transaction

On June 12, 2017, Shaw entered into a definitive agreement with Quebecor Media Inc. (“Quebecor”) to acquire 700 MHz and 2500 MHz wireless spectrum licences for $430 million.

5.	Full Description of Material Change

ViaWest Transaction

On June 12, 2017, Shaw entered into a SPA with Peak 10 to sell 100% of its wholly-owned subsidiary, ViaWest, Inc., for approximately C$2.3 billion (US$1.675 billion) (the “ViaWest Transaction”).

ViaWest provides hybrid IT solutions including colocation, cloud computing and security and compliance for North American enterprises.

Shaw will continue to partner with the new entity to leverage its combined expertise and scale to provide our Western Canadian data centre customers with greater innovation and breadth of services, which is consistent with the its best-in-class partner-led approach.

Fairness Opinion

As exclusive financial advisor to Shaw, TD Securities Inc. (“TD Securities”) provided an opinion to the Board of Directors of Shaw that, subject to the assumptions, qualifications and limitations provided therein, the consideration to be received by Shaw pursuant to the Transaction is fair to Shaw, from a financial point of view.

ViaWest Transaction Details

The purchase price of approximately C$2.3 billion (US$1.675 billion), represents an attractive return on Shaw’s original investment of US$1.2 billion, or approximately C$1.3 billion at the prevailing exchange rate at the time. Consideration pursuant to the ViaWest Transaction is comprised of all cash.

Shaw expects to realize net cash proceeds from the ViaWest Transaction of approximately C$900 million after the repayment of ViaWest level indebtedness of approximately US$580 million, repayment of the US$380 million Shaw credit facility borrowings associated with the original investment and subsequent INetU acquisition, and estimated ViaWest Transaction expenses and taxes.

The ViaWest Transaction is subject to customary conditions, including U.S. regulatory approval and is expected to close by the end of fiscal 2017.1 The ViaWest Transaction is not subject to a financing condition.

Spectrum Transaction

On June 12, 2017, Shaw entered into a definitive agreement with Quebecor to acquire 700 MHz and 2500 MHz wireless spectrum licences for $430 million (the “Spectrum Transaction”).

The spectrum licences being acquired comprise the 10 MHz licences of 700 MHz spectrum in each of British Columbia, Alberta, and Southern Ontario, as well as the 20 MHz licences of 2500 MHz spectrum in each of Vancouver, Edmonton, Calgary, and Toronto.

The Spectrum Transaction is subject to customary closing conditions and all necessary regulatory approvals from the Ministry of Innovation, Science and Economic Development Canada (ISED) and under the Competition Act. The Spectrum Transaction has received all required internal approvals at Shaw and Quebecor and is not subject to further approval by the shareholders of Shaw or Quebecor.

The Spectrum Transaction will be funded using a combination of cash proceeds from the ViaWest Transaction, cash on hand and/or Shaw’s existing credit facility and is expected to close in the summer of 2017.

In addition to the spectrum acquisition cost, capital expenditures associated with the deployment of the acquired spectrum are estimated to be approximately $350 million. The Company expects the majority of the capital related to the network build to be incurred during fiscal 20181, which reinforces Shaw’s commitment to the wireless space and improves our long-term wireless growth prospects.

Additional Details

Shaw’s pro forma net debt to EBITDA2 leverage metric, assuming closing of both the ViaWest Transaction and the Spectrum Transaction, is expected to be below the low end of our target 2.0x-2.5x and our $1.5 billion credit facility will be fully undrawn.

[1]	Shaw has an August fiscal year-end
[2]

“EBITDA” does not have a standard definition prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. EBITDA is equivalent to “Operating income before restructuring costs and amortization” which is often used in the Shaw’s disclosure and is defined as revenue less operating, general and administrative expenses. For discussion on this measure, see 2016 Annual Report under “Key Performance Drivers”.

Caution Regarding Forward-Looking Statements

Statements included in this material change report that are not historic constitute forward looking statements within the meaning of applicable securities laws. Such statements include, but are not limited to: statements relating to the sale of ViaWest and the net cash proceeds (and repayment of ViaWest level debt) therefrom, the acquisition of the spectrum licenses from Quebecor and the capital expenditures associated with the deployment of the acquired spectrum, the impact of the transactions on Shaw and its stakeholders, including wireless customers, and Shaw’s pro forma leverage metric. These statements are based on assumptions made by Shaw that it believes are appropriate and reasonable in the circumstances, including without limit, that: regulatory approvals will be received and the other conditions to closing of the transactions will be satisfied; expected business and financial results for Shaw and its wireless business will be realized; there is no significant market disruption or other significant changes in economic conditions, competition or regulation; the successful deployment of LTE Advanced network, other growth plans and the converged network solution in a timely and cost effective manner to yield the results expected for Shaw and its wireless business; and the acquired spectrum will provide expected benefits to Shaw and the service offering for its customers. There is the risk that one or more of these assumptions will not prove to be accurate and this may affect closing of the transaction and/or the business, operational and financial expectations for Shaw. Undue reliance should not be placed on any forward-looking statement. Except as required by law, Shaw disclaims any obligation to update any forward-looking statement.

6.	Reliance of Subsection 7.1(2) of National Instrument 51-102

Not Applicable

7.	Omitted Information

None

8.	Executive Officer

Vito Culmone

Executive Vice President, Chief Financial Officer

(403) 750-4500

9.	Date of Report

June 14, 2017